SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 4)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
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                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
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              (Translation of Subject Company's name into English)

                           VERIZON COMMUNICATIONS INC.
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                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
                (each representing the right to receive 7 Class D
                   shares of common stock of Compania Anonima
                    Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
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                         (Title of Class of Securities)

                                    204421101
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                      (CUSIP Number of Class of Securities)

                                 Marianne Drost
                      Senior Vice President, Deputy General
                         Counsel and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1783
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  (Name, address and telephone numbers of person authorized to receive notices
                                       and
            communications on behalf of the persons filing statement)

                                   Copies to:

            Steven Zipperstein                           Raymond Gietz
Senior Vice President & Deputy General Counsel     Weil Gotshal & Manges LLP
           Verizon Services Corp.                       767 Fifth Avenue
        1095 Avenue of the Americas                New York, New York, 10153
         New York, New York 10036                        (212) 310-8702
              (212) 395-1295

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Verizon Communications Inc. ("Verizon") with the SEC on October 10, 2001, as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), in respect of the subject company, Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Company"), related to (a) the tender offer by the AES Comunicaciones de Venezuela. C.A., a company organized under the laws of Venezuela ("Purchaser"), which is jointly owned by The AES Corporation ("AES") and AES's 87% owned subsidiary, Corporacion EDC, C.A. ("CEDC"), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "U.S. Offer"), pursuant to which Purchaser makes an offer to purchase for $24.00 per American Depository Shares of the Company (each an "ADS" and, collectively, the "ADSs"), net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC (the "Venezuelan Offer" and, together with the U.S. Offer, the "Offers") to purchase 199,968,608 shares of common stock of the Company, par value Bs. 36.90182224915 per share (the "Shares"), validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         "On October 9, 2001, the CNV issued a Resolution (Resolution 217) ordering VenWorld to offer and sell its proportional holding of the shares offered and accepted pursuant to the Company's share repurchase plan, with the objective of avoiding an increase in VenWorld's control or in its level of participation in the capital of the Company. This order was confirmed by the CNV by the issuance of a resolution (Resolution 228) on October 19, 2001.

         On October 24, 2001, the Company commenced a tender offer in the United States for ADSs of the Company at $30.00 per ADS and a tender offer in Venezuela for Class D Shares of the Company at approximately $4.29 per Class D Share (collectively, the "Offers"). VenWorld will tender a number of securities pursuant to the Offers such that after completion of the Offers, VenWorld's percentage ownership in the Company will be equal to its percentage ownership in the Company immediately prior to the completion of the Offers.

         On November 5, 2001, GTE Venholdings B.V., an indirect subsidiary of Verizon, informed the Company that it intends to likewise tender a number of securities pursuant to the Offers such that after completion of the Offers, GTE Venholdings B.V.'s direct percentage ownership interest in the Company will be equal to its direct percentage ownership in the Company immediately prior to the completion of the Offers."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       VERIZON COMMUNICATIONS INC.

                                       By:/s/ Michael T. Masin
                                          ------------------------------------
                                       Name:  Michael T. Masin
                                       Title: Vice Chairman and President
Dated:   November 5, 2001